

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 13, 2012

Via E-mail
Robert S. Zuccaro
Chief Financial Officer
GAMCO Investors, Inc.
One Corporate Center
Rye, NY 10580-1422

>   **Re: GAMCO Investors, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2011**
>   **Filed March 07, 2012**
>   **File No. 001-14761**

Dear Mr. Zuccaro:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Note D. Investments in Partnerships, Offshore Funds and Variable Interest Entities ("VIEs"), page 68

1. Please revise your future filings to provide tabular disclosure that shows the composition of your Investments in Partnerships by accounting method (e.g., fair value, equity method) and investment type (e.g., feeder funds, affiliated/unaffiliated partnerships, offshore funds and other entities). Please also expand your disclosure in future filings either here or within you consolidation policy discussion to more clearly explain how you determined whether such entities were VIEs or VOEs and why consolidation was not required.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lindsay McCord at (202) 551-3417 or Angela Connell at (202) 551-3426 if you have any questions.

Sincerely,

/s/ Stephanie J. Ciboroski

Stephanie J. Ciboroski
Senior Assistant Chief Accountant